Sapiens Announces DECISION for Insurance

DECISION for Insurance enables a central repository of rules and logic for carrier decision making, compliance, governance, and efficiencies

Las Vegas, NV - May 7th, 2013 – At the ACORD LOMA Insurance Systems Forum. Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, today announced the introduction and general availability of Sapiens DECISION for Insurance. DECISION for Insurance is a business decision management solution (BDMS) designed to enable L&P and P&C carriers to build, maintain and leverage a centralized repository of reusable business rules and logic to provide a single source for enhanced business decision making, easier compliance, better governance, and improved efficiencies. Sapiens can be found at ACORD LOMA at booth 551.

By treating business logic as a corporate asset, separating the logic from the process, and consolidating all of the rules into a central, audit trail supported repository, DECISION for Insurance gives the carrier full control of decision execution throughout the enterprise, and consistency across multiple systems.

Commenting on Sapiens DECISION for Insurance, Karen Furtado, Partner with leading insurance strategic advisory firm Strategy Meets Action (SMA), said, “Managing the significant volume of business rules within the insurance enterprise has been an increasing challenge for insurers. Sapiens DECISION for Insurance creates a paradigm shift in the way insurers can manage disparate business rule content therefore creating improved time to market responsiveness.”

Roni Al-Dor, President and CEO of Sapiens, commented, “We are seeing a growing interest and momentum in the adoption of our DECISION offering in the financial services industry. Given our focus on the insurance market, an insurance specific DECISION offering seemed like the perfect fit. With the proliferation of rules engine systems over the past decade, many carriers find themselves with a significant challenge when it comes to managing their business rules and logic. DECISION for Insurance offers a single source of business logic to best manage the rules and logic assets across the enterprise.”

Tomer Srulevich, Executive Vice President, Sales and Operations – DECISION, added, “We are excited to introduce DECISION for Insurance to provide a simple and elegant way to fulfill a carrier’s need for rules clarity and fast reusability of existing logic, and their desire for a technology independent solution as a point-of-truth for the invaluable company asset found in the business logic. “

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry with a focus on insurance. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com